October 14, 2005

Karen J. Garnett

Jeffrey A. Shady

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549-4561

VIA EDGAR AND BY HAND

Re:   Extra Space Storage Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 22, 2005

File No. 333-128504

Dear Ms. Garnett/Mr. Shady:

On behalf of our client, Extra Space Storage Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated October 5, 2005 (the “October 5 Letter”), with respect to Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-3 (Registration No. 333-128504) filed by the Company on September 22, 2005. The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 5 Letter and are numbered accordingly.

General

1.	We note the issuance of the following securities:

•	On April 6, 2005 ESS Statutory Trust I issued an aggregate of $35 million of trust preferred securities;

•	On May 24, 2005 ESS Statutory Trust II issued $41 million aggregate principal amount of fixed/floating rate preferred securities;

•	On June 20, 2005 you entered into definitive agreement to sell 6,200,000 shares of your common stock to certain new and institutional investors pursuant to a private placement; and

•	On July 27, 2005 Extra Space Storage LP and ESS Statutory Trust III completed the issuance and sale in a private placement of $40 million aggregate principal pursuant to a private placement.

Please tell us which exemption you relied upon for the sale of these unregistered securities and provide a brief description of the facts that support your use of each exemption.

In response to this Comment, we advise the Staff supplementally that we relied upon the following exemptions in connection with each of these issuances:

(a) The April 6, May 24 and July 27 issuances were made to a limited number of purchasers through means of private placements based upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). These issuances were made in reliance upon representations from each purchaser that they were either an “accredited investor” as defined in Rule 502(a) of Regulation D of the Securities Act, or a qualified institutional buyer under Rule 144A of the Securities Act, as well as representations from the Company as to the absence of a general solicitation for each transaction.

(b) The June 20, 2005 issuance of 6,200,000 shares of common stock was made to a limited number of purchasers also purchasers through means of private placements based upon the exemption provided by a Section 4(2) of the Securities Act. This issuance was made based upon representations from each purchaser that they were either an “accredited investor” as defined in Rule 502(a) of Regulation D of the Securities Act of 1933, or a qualified institutional buyer under Rule 144A of the Securities Act, as well as representations from the Company as to the absence of a general solicitation.

2.	Please revise your prospectus to disclose any guarantees of the preferred securities by you or your operating partnership.

In response to this Comment, we advise the Staff supplementally that neither the Company nor its operating partnership provided guarantees for the preferred securities.

3.	We note your statement in the exhibit index on page II-2 that you will file your opinions by amendment or incorporate by reference in connection with the offering of securities. Please confirm that you will file your opinions prior to going effective on this registration statement.

In response to this Comment, we advise the Staff that we will file our opinions by means of a pre-effective amendment.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein and Andrew S. Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew S. Epstein

Andrew S. Epstein

Enclosures

cc:	Kenneth M. Woolley

Charles L. Allen